UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-34155

(Check One):       ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:          September 30, 2023

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Item 8

PART I – REGISTRANT INFORMATION

First Savings Financial Group, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

702 North Shore Drive, Suite 300

Address of Principal Executive Office (Street and Number)

Jeffersonville, Indiana 47130

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

The Registrant is unable to file, without unreasonable effort or expense, its Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (the “Form 10-K”) by the prescribed filing due date of December 14, 2023. The Registrant’s delay in filing the Form 10-K is due primarily to additional time needed for the Registrant and Registrant’s independent registered public accounting firm to perform additional testing, documentation, and other closing procedures for the Registrant’s independent registered public accounting firm to complete its first-year audit of the Registrant’s consolidated financial statements and internal control over financial reporting as of and for the fiscal year ended September 30, 2023. Notwithstanding the foregoing, the Registrant does not expect any material change to the financial results to be reported in the Form 10-K compared to those disclosed in the Registrant’s Current Report on Form 8-K furnished to the Securities and Exchange Commission on November 6, 2023. The Registrant anticipates filing the Form 10-K no later than the fifteenth (15th) calendar day following the prescribed due date, as permitted by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Tony A. Schoen	(812)	283-0724
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Registrant’s Current Report on Form 8-K furnished on November 6, 2023, the Registrant expects to report net income of $8.2 million for fiscal year 2023 compared to net income of $15.4 million for fiscal year 2022.

First Savings Financial Group, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 14, 2023	By:	/s/ Tony A. Schoen
Tony A. Schoen
Chief Financial Officer